Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – August 2, 2021-- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.06 per share on the company’s common stock. The dividend will be paid on October 12, 2021 to shareholders of record on September 7, 2021.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of quality parts products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

#               #               #